SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

Years ended December 31, 2007 and 2006, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Balance Sheets	2

Statements of Income	4

Statements of Shareholders’ Equity	5

Statements of Changes in Financial Position	6

Cash Flow Statements	7

Added Value Statements	8

Notes to Financial Statements	9

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders Gol Linhas Aéreas Inteligentes S.A.

1.
We have audited the accompanying balance sheets of Gol Linhas Aéreas Inteligentes as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and changes in financial position, corresponding to the year ended on those dates. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements.

2.
We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes at December 31, 2007 and 2006, and its results of its operations, changes in its shareholders’ equity and changes in its financial position for the year ended December 31, 2007, in conformity with accounting practices adopted in Brazil.

4.
We conducted our audits with the purpose of issuing an opinion about the financial statements referred to in the first paragraph. The consolidated social balance sheet and the statements of cash flow and of the value added of the parent company and consolidated prepared according to the accounting practices adopted in Brazil are being presented to provide additional information on the Company, although they are not required as part of the financial statements. These statements have been submitted to audit procedures described in the second paragraph and, in our opinion, are fairly presented in all material aspects concerning the financial statements taken as a whole.

5.
The accounting practices adopted in Brazil differ in some significant aspects from the generally accepted accounting principles in the United States of America. The information relative to the nature and effect of such differences are presented in the Note 2 to the financial statements.

São Paulo, February 12, 2008
ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
CRC-1SP119891/O-0

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Assets
Current assets
Cash and cash equivalents		98,656	136,332	916,164	699,990
Short-term investments	3	169,485	473,166	516,637	1,006,356
Accounts receivable	4	-	-	916,133	659,306
Inventories	5	-	-	215,777	75,165
Deferred taxes and carryforwards	6	36,139	13,467	65,247	73,451
Dividends receivable		138,049	173,372	-	-
Prepaid expenses		2,323	464	143,756	64,496
Credits with leasing companies		142,098	86,047	149,729	87,808
Other credits		30	265	144,484	58,009

Total current assets		586,780	883,113	3,067,927	2,724,581

Non-current assets
Long-term receivables
Escrow deposits	7	-	-	163,480	72,709
Deferred taxes and carryforwards	6	40,725	-	367,088	23,466
Credits with leasing companies		-	130,068	-	145,593
Credits with related companies	16	90,832	-	-	-
Other credits		740	-	5,601	2,893

Total long-term receivables		132,297	130,068	536,169	244,661

Permanent assets
Investments	8	1,784,827	1,179,229	884,847	2,281
Property, plant and equipment (including
advances for aircraft acquisition of
R$ 695,538 in 2007 and R$ 436,911
in 2006)	9	-	-	1,251,423	795,393
Deferred charges	10	274	-	24,462	13,252

Total permanent assets		1,785,101	1,179,229	2,160,732	810,926

Total non-current assets		1,917,398	1,309,297	2,696,901	1,055,587

Total assets		2,504,178	2,192,410	5,764,828	3,780,168

GOL LINHAS AÉREAS INTELIGENTES S.A.

     BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Liabilities
Current liabilities
Short-term borrowings	11	-	-	824,132	140,688
Suppliers		597	185	326,364	124,110
Operating leases payable		-	-	35,982	18,250
Payroll and related charges		-	-	163,437	87,821
Tax obligations		1,592	44,478	68,013	100,177
Landing fees and duties		-	-	84,319	39,217
Air traffic liability	2a and 12	-	-	472,860	335,268
Dividends and interest on
shareholders’ equity		75,610	42,961	75,610	42,961
Mileage program	13	-	-	50,080	-
Other obligations		561	36,827	91,727	67,023

Total current liabilities		78,360	124,451	2,192,524	955,515

Non-current liabilities
Long-term borrowings	11	-	-	1,066,102	726,981
Provision for contingencies	14	-	-	32,075	5,715
Accounts payable to related companies		7,926	-	-	-
Other obligations		6,900	-	63,135	23,998

Total non-current liabilities		14,826	-	1,161,312	756,694

Shareholders’ equity
Capital stock		1,363,946	993,654	1,363,946	993,654
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		954,823	989,071	954,823	989,071
Monetary adjustment of capital	2r	2,667	(4,322)	2,667	(4,322)

Total shareholders’ equity		2,410,992	2,067,959	2,410,992	2,067,959

Total liabilities and shareholders’ equity		2,504,178	2,192,410	5,764,828	3,780,168

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Gross operating revenue
Passenger	2	-	-	4,742,439	3,722,046
Cargo	2	-	-	171,968	126,096
Others	2	-	-	244,019	103,716

		-	-	5,158,426	3,951,858
Income taxes and contributions		-	-	(191,164)	(149,841)

Net operating revenues		-	-	4,967,262	3,802,017

Cost of services rendered	19	-	-	(4,403,438)	(2,577,111)

Gross profit		-	-	563,824	1,224,906

Operating expenses (income)
Commercial expenses	19	-	-	(367,866)	(414,597)
Administrative expenses	19	(8,436)	(8,664)	(256,182)	(201,367)
Financial expenses	20	(131,821)	(11,241)	(407,415)	(132,678)
Financial income	20	136,509	238,201	513,613	399,376
Other income		-	48,665	-	-

		(3,748)	266,961	(517,850)	(349,266)

Results of equity pickup
Equity accounting		227,133	536,315	-	-

Non-operating results	9	-	-	(34,354)	98,071

Income before income tax and social
contribution		223,385	803,276	11,620	973,711

Income tax and social contribution	6	45,142	(118,804)	256,907	(289,239)

Net income		268,527	684,472	268,527	684,472

Number of outstanding shares at the
balance sheet date		202,300,255	196,206,466	202,300,255	196,206,466

Earnings per share (R$)		1.33	3.49	1.33	3.49

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2007 and 2006
(In thousands of reais)

	Capital stock		Capital reserves		Income reserves

	Subscribed capital	Unrealized capital	Tax incentives	Subsidiary’s special goodwill reserve	Legal reserve	Reinvestment reserve	Adjustments to asset valuation	Retained earnings

									Total

Balance at December 31, 2005	992,943	(1,739)	60,369	29,187	33,215	452,529	6,411	-	1,572,915

Realized capital increase	711	1,739	-	-	-	-	-	-	2,450
Total comprehensive income, net of taxes	-	-	-	-	-	-	(10,733)	-	(10,733)
Net income for the year	-	-	-	-	-	-	-	684,472	684,472
Proposed profit allocation:
Legal reserve	-	-	-	-	34,224	-	-	(34,224)	-
Dividends and interest on shareholders’ capital	-	-	-	-	-	-	-	(181,145)	(181,145)
Reinvestment reserve	-	-	-	-	-	469,103	-	(469,103)	-

Balance at December 31, 2006	993,654	-	60,369	29,187	67,439	921,632	(4,322)	-	2,067,959

Capital increase on April 9, 2007	369,860	-	-	-	-	-	-	-	369,860
Capital increase by means of stock options exercised	432	-	-	-	-	-	-	-	432
Total comprehensive income, net of taxes	-	-	-	-	-	-	6,989	-	6,989
Net income for the year	-	-	-	-	-	-	-	268,527	268,527
Reversal of reinvestment reserve parcel	-	-	-	-	-	(47,674)	-	47,674	-
Proposed profit allocation:
Legal reserve	-	-	-	-	13,426	-	-	(13,426)	-
Dividends and interest on shareholders’ capital	-	-	-	-	-	-	-	(302,775)	(302,775)

Balance at December 31, 2007	1,363,946	-	60,369	29,187	80,865	873,958	2,667	-	2,410,992

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Year ended December 31, 2007 and 2006
(In thousands of reais)

		Parent Company		Consolidated

	Note	2007	2006	2007	2006

Financial resources
Resources generated by (used in) operations
Net income for the period		268,527	684,472	268,527	684,472
From operations:
Items that not affect working capital:
Equity accounting		(227,133)	(536,315)	-	-
Exchange rate variation on investments		30,688	-	-	-
Total unrealized hedge result, net of taxes, on invested
companies		(6,821)	-	-	-
Depreciation and amortization	19	-	-	101,741	58,252
Deferred taxes	5	(40,725)	(37,782)	(343,622)	(31,533)

		24,535	110,375	26,646	711,191
From shareholders:
Capital increase	17 a	370,292	2,450	370,292	2,450

		370,292	2,450	370,292	2,450

From third-parties:
Effect of non-current items on VRG acquisition, net		-	-	27,116	-
Increase in non-current liabilities		7,926	-	64,336	727,279
Reclasification from current to non-current assets		130,068	-	-	-
Transfer of credits with leasing companies from current to non-
current assets		-	-	175,163	-
Borrowings		-	-	465,635	-
Dividends received		173,717	-	-	-
Decrease in investments		-	395,763	-	-
Total comprehensive income, net of taxes	23	6,989	-	6,989	-

Total resources		713,527	508,588	1,136,177	1,440,920

Use of resources
In operations:
Proposed dividends and interest on shareholders’ equity		302,775	181,145	302,775	181,145
Investments in subsidiaries		569,148	-	883,296	452
Acquisition of property, plant and equipment, including
pre-delivery deposits		-	10,733	-	10,733
Total comprehensive income, net of taxes		-	-	16,157	-
Investments on deferred assets		-	-	132,116	-
Reclassifications to current liabilities		91,846	47,191	130,932	99,051
Increase in credits with related companies		(250,242)	269,519	(893,663)	875,885
Total investments		302,775	181,145	302,775	181,145

Increase (decrease) in other non-current assets		569,148	-	883,296	452

Change in net working capital
Current assets:
At end of the period		586,780	883,113	3,067,927	2,724,581
At beginning of the period		883,113	608,447	2,724,581	1,546,707
		(296,333)	274,666	343,346	1,177,874
Current liabilities:
At end of the period		78,360	124,451	2,192,524	955,515
At beginning of the period		124,451	119,304	955,515	653,526

		(46,091)	5,147	1,237,009	301,989
Increase in net working capital		(250,242)	269,519	(893,633)	875,885

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CASH FLOW STATEMENTS
Years ended December 31, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

Net income for the period	268,527	684,472	268,527	684,472
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	-	-	101,741	58,252
Allowance for doubtful accounts	-	-	12,931	5,476
Deferred income taxes	(45,142)	(37,782)	(368,035)	(31,533)
Equity accounting	(227,133)	(536,315)	-	-
Exchange rate variation of investments	30,688	-	-	-
Exchange rate variation of borrowings	-	-	(137,114)	-
Total comprehensive income, net of taxes	(6,821)	-	-	-
Changes in operating assets and liabilities:
Receivables	-	-	(232,533)	(100,824)
Inventories	-	-	(129,319)	(34,482)
Prepaid expenses, taxes recoverable and other receivables	53,398	(135,533)	(50,904)	(298,615)
Suppliers	412	185	137,469	50,186
Air traffic liability	-	-	98,800	117,468
Smiles mileage program	-	-	(20,810)	-
Taxes payable	(42,886)	27,427	(32,168)	42,991
Payroll and related charges	-	-	72,169	69,904
Provision for contingencies	-	-	26,360	298
Dividends and interest on shareholders’ equity	-	(58,521)	-	(58,521)
Other liabilities	(103,545)	36,056	49,978	(6,711)

Net cash used in (generated by) operating activities	(72,502)	(20,011)	(202,908)	498,361

Investing activities:
Financial investments	303,681	(262,758)	489,719	(266,625)
Investments in permanent assets	(201,297)	571,897	(194,087)	(452)
Dividends	173,717
Deposits in guarantee	-	-	54,822	(11,169)
Property, plant and equipment acquisition includes
deposits for aircraft acquisition	-	-	(541,573)	(273,654)
Others	-	-	(16,157)	-

Net cash used in (generated by) investing activities	276,101	309,139	(207,276)	(551,900)

Financing activities:
Borrowings	-	-	867,633	813,653
Capital increase	2,441	2,450	2,441	2,450
Dividends and interest on shareholders’ equity paid	(250,705)	(181,145)	(250,705)	(181,145)
Unrealized hedge result, net of taxes	6,989	(10,733)	6,989	(10,733)

Net cash used in (generated by) financing activities	(241,275)	(189,428)	626,358	624,225

Net cash increase (decrease)	(37,676)	99,700	216,174	570,686
Cash and cash equivalents at the beginning of the period	136,332	36,632	699,990	129,304

Cash and cash equivalents at the end of the period	98,656	136,332	916,164	699,990

Additional information:
Interest paid for the period	-	-	163,764	64,786
Income tax and social contribution paid for the period	-	81,022	85,070	251,868
Transactions not affecting cash:
Special goodwill reserve	5,838	5,838	5,838	5,838
Capital increase by issuance of shares for VRG
acquisition	367,851	-	367,851	-
Goodwill on capital deficiency of VRG	-	-	507,827	-

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     ADDED VALUE STATEMENTS
Year ended December 31, 2007 and 2006
(In thousands of reais)

	Parent Company		Consolidated

	2007	2006	2007	2006

Revenues
Passenger, cargo and other transportation revenues	-	-	5,158,426	3,951,858
Allowance for doubtful accounts	-	-	(12,931)	(10,366)

Inputs Acquired From Third Parties
(including ICMS and IPI)
Fuel and lubricant suppliers	-	-	(1,898,840)	(1,227,001)
Material, energy, third-party services and others	(8,121)	(8,664)	(1,181,079)	(666,954)
Aircraft insurance	-	-	(44,646)	(30,169)
Sales and marketing	-	-	(354,935)	(414,597)

Gross added value	(8,121)	(8,664)	1,665,995	1,602,771

Retentions
Depreciation and amortization	-	-	(101,740)	(58,252)

Net added value generated by the company	(8,121)	(8,664)	1,564,255	1,544,519

Added value received in transfer
Tax credits arising from accumulated tax losses
and social contribution tax losses	45,142	-	256,907	-
Results of equity pickup	227,133	536,315	-	-
Financial expense	6,564	226,960	178,440	266,698

Total added value to be distributed	270,718	679,389	2,221,858	1,752,116

Added value distribution
Employees	(21)	-	(659,244)	(410,820)
Government	(2,168)	(118,804)	(358,711)	(439,080)
Financing companies	(2)	-	(162,715)	(64,786)
Lessors	-	-	(661,533)	(276,845)
Shareholders	(302,775)	(181,145)	(302,775)	(181,145)
Reinvested	34,248	(379,440)	34,248	(379,440)

Total distributed added value	(270,718)	(679,389)	(2,221,858)	(1,752,116)

See accompanying notes to financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(In thousands of reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of the Brazilian airline companies Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company and VRG Linhas Aéreas S.A. (VRG), differentiated regular air transportation services. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe and high quality air transportation for business and leisure passengers, keeping its costs among the lowest in the industry worldwide. The simplified Company’s fleet, ranks among the sector’s newest and most modern and is operated at low operating costs and with high utilization and efficiency levels. The Company offers a single class of services for domestic flights at GOL and VRG and two service classes, namely, coach and business for long-haul international routes at VRG,

Gol Linhas Aéreas Inteligentes S.A. was organized on March 12, 2004, having as shareholders the Grupo Áurea companies: Aeropar Participações S.A and Comporte Participações S.A. At March 2006, due to a reorganization of the Company’s corporate shareholdings, the shares held by Aeropar Participações S.A. and Comporte Participações S.A. were transferred to Fundo de Investimento em Participações ASAS.

The wholly-owned subsidiary GOL, organized on August 1, 2000, has as main corporate purpose regular and non-regular air transportation of passengers, cargo and express courier in the domestic and foreign territories, under the concession regime as authorized by the Brazilian Civil Aviation National Agency – ANAC (the old Brazilian Civil Aviation Department – DAC), of the Ministry of Aeronautics, by means of Ordinance No. 1109/DGAC as of August 18, 2000.

GOL is a low-cost low-fare airline, which provides regular and non-regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. At December 31, 2007 GOL operated a 78-aircraft fleet, comprising 36 Boeing 737-800, 30 Boeing 737-700 and 12 Boeing 737-300. At December 31, 2007, the Company operated flights to 59 destinations, 51 of which in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay, 1 in Uruguay, 1 in Chile, and 1 in Peru.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

1. Business Overview (Continued)

On April 9, 2007, the Company assumed the control of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights under its own brand (VARIG) offering differentiated services and incorporating a high efficiency operational model with management best practices. On April 4, 2007, the acquisition was approved by the National Civil Aviation Agency (ANAC). The acquisition of VRG is conditioned upon approval by the Brazilian Antitrust Agency (CADE).

VRG was acquired and incorporated using the best operational efficiency practices and provides differentiated regular air transportation services between the main economic centers of Brazil and high traffic markets in South America and Europe. VRG operates in the domestic market with a single-class of service, and on long-haul international routes it offers two service classes, namely, coach and business. VRG also offers a mileage plan (Smiles). At December 31, 2007 VRG operated a 33-aircraft fleet, comprised of 7 Boeing 737-800, 1 Boeing 737-700, 16 Boeing 737-300, and 9 Boeing 767-300. At December 31, 2007, the Company operated flights to 23 destinations, 14 of which in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in Germany, 1 in France, 1 in Italy, 1 in England, 1 in Mexico, and 1 in Chile.

2. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements provide for the additional requirements of the BOVESPA Novo Mercado (New Market).

The financial statements are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures. The authorization for the conclusion of the preparation of these consolidated financial statements occurred in the Board of Directors Meeting of February 12, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

The financial statements includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its direct subsidiaries Gol Transportes Aéreos S.A., GTI S.A., GAC Inc. and Gol Finance, and indirect subsidiaries VRG Linhas Aéreas S.A. and SKY Finance.

The consolidated financial statements as of December 31, 2007 are not comparable to the statements as of December 31, 2006, due to the acquisition of the subsidiary VRG, consolidated as from April 9, 2007. VRG commenced operations on December 14, 2006 as a company with permission to provide air transportation services and, due to its formation process and recent history, there is no information for the preparation of pro-forma financial statements for previous periods for purposes of comparison.

The Statement of Environmental and Social Information – prepared according to the Brazilian Accounting Standards (not audited) are presented as supplementary information considered material for the market.

The accounts of other credits and credits with leasing companies in current assets, escrow deposits, other credits and deferred charges in non-current assets, leasing payable, insurance and employee profit sharing were grouped, segregated or reclassified for adequacy to the current presentation. In 2007, the Company reviewed the presentation of interest on shareholders’ equity in the financial statements aiming to improve the understanding of its operating results. Detailed information about interest on shareholders’ equity is presented in Note 17.

Significant accounting practices and criteria adopted by the Company are described as follows:

a) Recognition of revenues

Revenues are appropriated in compliance with the accrual basis method. Passenger transportation revenues are recognized after the effective provision of services. Tickets sold and corresponding air traffic liabilities are shown in current liabilities, having as utilization term the period of one year.

Cargo transportation revenues are recognized when the transport is executed. Other revenues are represented by charter services, flight reservation change rates and other services, which are recognized when services are provided.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

b) Cash and cash equivalents, financial investments and short-term investments

Financial investments with maturity not over 90 days from the balance sheet date are classified as Cash and cash equivalents and shown by the investment amount, plus remunerations proportionally contracted and recognized up to the balance sheet date. Short-term investments of fixed income, variable income, public securities and certificates of bank deposits (CDB) refer to financial investments redeemable in a term over 90 days from the balance sheet date and are represented by securities acquired with the purpose of being frequently and actively traded, classified as securities available for sales. Such investments are evaluated and accounted by the market value determined based on quotations obtained in an active market, deriving from transactions made between independent parties. If there is no active market for the investment, estimatives are made based on negotiation of another financial instrument of similar nature, maturity and risk or by mathematical-statistical pricing models. The realized and unrealized gains and losses referring to the short-term investments are recognized in the statement of income.

c) Provision for doubtful accounts

Provision for doubtful accounts is set up in an amount sufficient to cover estimated losses by means of historical analysis of overdue amounts in the realization of accounts receivable considering the risks related to the nature of the credits.

d) Inventories

Inventories are comprised of consumption material, parts and maintenance material. They include imports in progress and are presented at acquisition cost, reduced by obsolescence provisions, when applicable, not to exceed market value.

e) Escrow deposits

Include escrow deposits of contracts and judicial deposits. As defined in the operating lease contracts, the Company makes lease contract deposits for leasing companies. These deposits are denominated in US dollars, do not earn interest and are repayable at the end of the contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

f) Investments

Investments in subsidiaries are recognized under the equity method. The financial statements of subsidiaries are prepared based on accounting practices in accordance with the Company’s. The financial statements of Gol Finance, GAC Inc and SKY Finance, are converted into Brazilian Reais considering that their functional currency is the Real and that certain non-monetary items are maintained at historical cost in foreign currency and are converted using the foreign exchange rate at the beginning of the transaction. Monetary items are converted based on historical foreign exchange rate in force at the balance sheet date with the corresponding foreign exchange variations recognized as financial income.

In the consolidated financial statements, goodwill arising from the acquisition of investments, based on expected future profitability, will be amortized according to the profit realization forecast, within up to ten years from the date on which the benefits start to be generated. The goodwill recovery analysis is annually made based on the updated result forecasts approved by the Board of Directors.

g) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost, which includes financial charges incurred during the aircraft construction stage, less respective accumulated depreciation, calculated by the straight-line method at rates that take into consideration the estimated useful life of the assets. Improvements in third-party assets, aircraft, furniture and airport bases are depreciated based on rent/lease contracts. Recovery of property, plant and equipment in the course of future operations is periodically evaluated.

Prepayments of aircraft, which include the financial charges incurred during the construction phase of the aircraft, are also recorded in property, plant and equipment.

Results on sale-leaseback transactions are fully recognized, on the transaction date, as non-operating results.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

h) Deferred charges

Deferred charges are comprised by the remaining balance of pre-operating expenses and expenses that will benefit deferred income and may be amortized within a period of 2 to 5 years.

i) Assets and liabilities in foreign currency or subject to indexation

They are restated based on foreign exchange rates and indices effective at the balance sheet date.

j) Mileage program

VRG offers a mileage program denominated Smiles which consists of the conversion of miles accumulated by passengers when flying VRG and using the services and products contracted with non-airline companies in the financial, oil, hotels and insurance segments into awards and tickets. Obligations related to miles issued, accumulated and not redeemed are recognized through the set-up of a provision registered against commercial expenses using the estimated total tickets to be granted and valued based on incremental cost which consists of additional cost by passagers on board. The revenue arising from miles sold to partners under Smiles mileage program are recorded as other income when sold.

l) Operating leases

Monthly contractual liabilities resulting from aircraft operating leasing contracts without a purchase option clause are charged to P&L by the time they are incurred. Additionally, the lease contracts establish the conditions in which the aircraft will have to be returned at the end of the leasing period. Depending on the aircraft and its parts utilization and maintenance conditions, at the end of the agreements, the Company may be asked to make additional payments to the lessor regarding such contractual obligations. The Company accrues those costs, if any, on the date the payments can be estimated as highly probable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

m)Financial income (expenses)

Financial income represents accrued interest, foreign exchange variations of assets, financial investment gains and derivative financial instrument gains. Financial expenses include interest expenses on loan, foreign exchange and monetary variations of liabilities and losses on derivative financial instruments.

n) Income tax and social contribution

Provision for income tax is calculated at a 15% rate, plus a 10% surtax on taxable profit exceeding R$ 240 a year, and social contribution is recorded at a 9% rate on the taxable base.

Deferred income tax and social contribution arise from accumulated income and social contribution tax losses, and from temporary additions to taxable profit. Tax credits resulting from accumulated income and social contribution tax losses were recorded based on expected generation of future taxable profit observing legal limitations.

o) Employee profit sharing

The provision for employee profit sharing is monthly set up based on management estimates, considering the achievement of the targets and recorded as payroll expenses.

p) Provision for contingencies

Provision for contingencies is set up based on the opinions of legal consultants at amounts sufficient to cover losses and risks considered probable.

q) Use of estimates

The preparation of the financial statements in accordance with the accounting practices require that management makes estimates based on assumptions that affect the value of assets, liabilities, revenues and expenses and disclosures presented in the financial statements. Actual results may differ from these estimates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

r) Consolidation

The consolidation process of balance sheetand statement of incomet accounts adds up horizontally the balances of asset, liability, revenue and expense accounts, according to their nature, supplemented by elimination of interest of parent company in capital, reserves and retained earnings of the subsidiaries. Exclusive funds recorded as short-term investments are consolidated.

s) Proposed profit allocation

The financial statements reflect the Board of Directors’ proposal for allocation of the net income for the year subject to the approval by the Annual General Meeting.

t) Derivatives

In order to protect a part of the Company’s exposure from the effects of foreign exchange rate change and from the increase in fuel prices, the Company uses oil and foreign exchange derivative financial instruments. Those instruments are mainly futures, options, collars and swaps.

As there is not a future market for aircraft fuel in Brazil, the Company uses international derivatives to manage its exposure to fuel price increases. There is a high correlation between international oil prices and aircraft fuel in Brazil, making oil derivatives effective in offsetting aircraft fuel price fluctuation and serving as a short-term protection against strong increases in average aircraft fuel price.

The Company measures the effectiveness of derivatives in relation to variations in the hedged assets prices. As most of the Company’s fuel derivatives are not traded on stock exchanges, the Company estimates their fair values based on present value valuation methods by discounting future cash flows, or by option valuation models, which uses assumptions on market prices of commodities. Furthermore, as there is not a reliable futures market for aircraft fuel, management estimates aircraft fuel future prices based on international future curves to measure the effectiveness of derivatives to offset price fluctuations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

t) Derivatives (Continued)

Aiming to record, demonstrate and disclose transactions with derivative financial instruments carried out by the Company and its subsidiaries, based on their formal risk management policies, the Company measures the effectiveness of derivative financial instruments used with the specific purpose of market risk coverage based on their fair values, and to recognize the non-effective portion of realized results of the transactions with derivative financial instruments directly in the financial result for the year, whereas the effective portion of results is recognized by adjusting revenues and expenses related to the hedged items. According to hedge accounting standards, gains and losses from derivatives in effective hedging transactions are kept in the adjustments to asset valuation account, in shareholders’ equity, and recognized in P&L on the date when the hedge-related expenses are incurred.

The accounting policy for effectiveness measurement of derivative instruments was defined based on the Company’s risk management policy that considers effective instruments which offset between 80% and 125% of the price fluctuation of the hedged item.

The market value of derivative financial instruments is calculated based on usual market practices, using closing amounts in the period and material underlying price quotations, except for option contracts, whose values are determined based on a pricing methodology (Black & Scholes), and the variables and information related to volatility ratios are obtained by means of acknowledged market information providers.

u) Earnings per share

Earnings per share are calculated based on the number of outstanding shares at the balance sheet date.

v) Segment information

Segment information is presented in a consistent form with the information presented in the financial statements prepared according to generally accepted accounting principles in the United States of America – USGAAP and includes revenue geographically segregated.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

x) Reconciliation with disclosures under USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America, and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its financial stataments prepared as per Brazilian Corporation Law and under USGAAP.

Accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment. At December 31, 2007, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 166,014 higher (R$126,120 at December 31, 2006) and the shareholders’ equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 35,729 higher (R$ 126,424 lower at December 31, 2006) in comparison with the financial statements prepared under USGAAP.

As of December 31, 2007, reconciliation of net income and shareholders’ equity is as follows:

	Shareholders’	Net Income
	Equity

As per Brazilian Corporation Law	2,410,992	268,527
Mileage program	(28,931)	(28,931)
Maintenance deposits	322,354	58,704
Aircraft leasing	8,964	8,565
Deferred income tax	(100,230)	(29,950)
Results of sale-leaseback transactions	(823)	57,524
Deferred expenses	(21,980)	(8,765)
Effects of VRG acquisition	(230,294)	(224,155)
Others	15,211	994

USGAAP	2,375,263	102,513

There are also differences in the classification of assets, liabilities and income items.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

z) Law No. 11,638

On December 28, 2007, Law No. 11638 was enacted by the Brazilian president. Law No. 11638 amends and revokes provisions of Law No. 6404, of December 15, 1976, and Law No. 6385, of December 7, 1976.

The requirements of this Law shall apply to financial statements reported for fiscal years ended on or after January 1, 2008, regarding the following changes applicable to the Company:

  The entries of accounting adjustments made exclusively to meet the accounting standards, are not taxable or deductible;
  In some business combinations entered by and between unrelated parties, the assets and liabilities acquired will be accounted by the market value;
  The assets subject matter of financial leasing must be recorded in Property, plant and equipment;
  Some destined financial assets must be evaluated by the market value;
  Some assets and liabilities must be adjusted to their present value, especially the long- term ones;
  The adjustments to market value of assets and liabilities must be recorded in a new account denominated adjustments to asset valuation, in shareholders’ equity;

Company management understands that it is still not possible to anticipate the effects of Law No. 11638 on the results of operations and on Company’s equity and financial positions for the year ending December 31, 2008 and, retrospectively, on the financial statements for the year ended December 31, 2007, when presented comparatively with the financial statements as of December 31, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

3. Short-Term Investments

	Parent Company		Consolidated

	2007	2006	2007	2006

Short-term Investments
Bank Deposit Certificates – CDB	72,024	289,373	125,720	449,374
Government securities	97,461	183,793	107,211	207,057
Fixed-income investments overseas	-	-	283,706	349,925

	169,485	473,166	516,637	1,006,356

The Company and its subsidiaries hold 100% of the shares of exclusive investment fund, constituted as mutual funds with indefinite terms and with tax neutrality, resulting in benefits to their share holders. Investments in exclusive investment funds have daily liquidity. The exclusive funds portfolio management is carried out by external managers who follow the investment policies established by the Company.

Investment funds take part in operations comprising financial derivative instruments recorded in balance sheet or memorandum accounts, aimint at managing the Company’s exposure to market and foreign exchange rate risks. At December 31, 2007, there are financial investments in the amount of R$ 8,210 (R$ 9,565 at December 31, 2006), linked to guarantees represented by hedging contracts. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 23.

Financial investments in CDBs (Bank Deposit Certificates) have an average earning, net of taxes, of approximately 0.90% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized income.

Fixed income investments overseas refer to securities issued by international banks (“time deposits” and swaps) that jointly have interest yield of approximately 0.83% per month, government securities issued by the Austrian Government that have interest yield, net of taxes, of approximately 0.65% per month and government securities issued by the U.S. Government (T-Bills).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

4. Accounts Receivable

	Consolidated

	2007	2006

Local currency:

Credit card administrators	674,380	524,296
Travel agencies	117,933	68,320
Installment sales	76,017	38,826
Cargo agencies	18,178	10,330
Other	21,810	7,191

	908,318	648,963

Foreign currency	31,112	20,709

Allowance for doubtful accounts	(23,297)	(10,366)

	916,133	659,306

Changes in the allowance for doubtful accounts is as follows:

	Consolidated

	2007	2006

Balances at beginning of year	10,366	4,890
Additions	19,865	8,037
Recoveries	(6,934)	(2,561)

Balances at end of year	23,297	10,366

The breakdown of the accounts receivable aging list is as follows:

	Consolidated

	2007	2006

To be due	899,032	656,682
Past-due for less than 30 days	20,447	1,762
Past-due from 31 to 60 days	2,694	1,064
Past-due from 61 to 90 days	3,091	382
Past-due from 91 to 180 days	2,964	1,287
Past-due from 181 to 360 days	3,219	3,675
Past-due for more than 360 days	7,983	4,820

	939,430	669,672

According to Note 11, as of December 31, 2007, the amount of R$ 21,262 (R$ 25,664 at December 31, 2006) referring to accounts receivables from travel agencies and its administrators relate to loan agreements guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

5. Inventories

	Consolidated

	2007	2006

Consumption materials	17,958	4,701
Parts and maintenance material	103,833	45,763
Advances to suppliers	44,492	20,024
Imports in transit	44,528	-
Other	4,966	4,677
	215,777	75,165

According to Note 11, as of December 31, 2007, the pledge of parts and equipment amounting to R$ 91,395 are related to loan agreements guarantees.

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution

Taxes Recoverable or Offsettable	Parent Company		Consolidated

	2007	2006	2007	2006

PIS and Cofins	-	26	1,293	1,349
ICMS	-		2,541	-
Prepayment of IRPJ and CSSL	8,164	5,799	9,358	37,500
IRRF on financial investments	9,616	-	10,074	9,386
Government tax withheld	-	-	6,960	-
Value-added tax recoverable	-	-	7,250	-
Others	6,723	424	8,093	12,161

	24,503	6,249	45,569	60,396

Deferred Income Tax and Social
Contribution
Tax credits on accumulated
tax losses	38,501	5,308	141,281	5,308
Social contribution tax losses	13,860	1,910	52,361	1,910

	52,361	7,218	193,642	7,218

Temporary differences:
Provisions for losses on assets	-	-	132,554	-
Provisions for contingencies	-	-	15,422	12,158
Allowance for doubtful accounts	-	-	24,843	3,524
Provision for equipment maintenance	-	-	7,500	-
Others	-	-	5,022	-

	-	-	185,341	15,682

Tax credits arising from merger	-	-	7,783	13,621

	52,361	7,218	386,766	36,521

	76,864	13,467	432,335	96,917

Short-term	(36,139)	(13,467)	(65,247)	(73,451)

Long-term	40,725	-	367,088	23,466

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution (Continued)

The tax credits arising from the merger of BSSF II Holdings Ltda. with the subsidiary GOL, occurred on March 29, 2004, is being amortized on a straight-line basis over 60 months since May, 2004.

At December 31, 2007, the tax credits resulting from accumulated losses, social contribution tax losses and temporary differences were recorded based on expected generation of future taxable income by the parent company and its subsidiaries, provided that legal limitations are complied with. The forecast of the generation of future taxable income technically prepared and supported by the Company and its subsidiaries business plans indicate existence of taxable income sufficient for the realization of deferred tax credits within an estimated term of five years. The tax credits of the recently acquired subsidiary VRG were valued considering future earnings forecasts prepared under the responsibility of the new Management, and based on studies and financial, economic and business assumptions that consider its corporate financial and operational restructuring.

The Company reviewed its projections for generation of taxable income in connection with the adverse operating conditions in 2007 and the acquisition of VRG. The realization of tax credits, considering the 12-month period from January 1 to December 31 of each year, is estimated as follows:

	2008	2009	2010	2011	2012	Total

Parent Company	11,636	18,430	22,295	-	-	52,361
GOL	5,837	27,865	-	-	-	33,702
VRG	2,080	49,120	70,270	89,225	89,883	300,578
GTI	125	-	-	-	-	125

Consolidated	19,678	95,415	92,565	89,225	89,883	386,766

The reconciliation of income and social contribution tax expenses, calculated by applying combined statutory tax rates with amounts presented in the statement of income, is set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution (Continued)

	Income tax and social contribution

	Parent Company		Consolidated

Description	2007	2006	2007	2006

Income before income tax and social contribution	223,385	803,276	11,620	973,711
Combined tax rate	34.00%	34.00%	34.00%	34.00%
Income tax and social contribution at
combined tax rate	(75,950)	(273,114)	(3,951)	(331,062)
Adjustments for effective rate calculation:
Income tax on equity pickup	60,523	114,215	-	-
Benefits of deferred income tax and social
contribution of subsidiaries	-	-	171,886	9,956
Income tax on permanent differences	11,408	(2,027)	39,811	(10,255)
Interest on shareholders’ equity tax effect	49,161	42,122	49,161	42,122

Benefit (expense) of Income tax and social
contribution	45,142	(118,804)	256,907	(289,239)

Effective rate	-	17.50%	-	34.00%

Current income tax and social contribution	-	(81,022)	(111,128)	(257,706)
Deferred income tax and social contribution	45,142	(37,782)	368,035	(31,533)

	45,142	(118,804)	256,907	(289,239)

7. Escrow Deposits

	Consolidated

	2007	2006

Escrow deposits for aircraft leasing contracts	97,439	40,787
Judicial deposits	66,041	31,922

	163,480	72,709

The escrow deposits for aircraft leasing contracts are denominated in U.S. Dollars and are fully redeemable at the maturity dates of the lease contracts in the event that default in payments of contractual obligations does not occur.

The judicial deposits refer to guarantees of contingent liabilities related to labor, civil and tax related claims.

8. Investments in Subsidiaries

	Parent Company		Consolidated

	2007	2006	2007	2006

Gol Transportes Aéreos S.A.	717,799	700,692	-	-
GTI S.A.	615,657	-	-	-
GAC Inc.	451,371	478,537	-	-
VRG Linhas Aéreas S.A.	-	-	883,296	-
Others	-	-	1,551	2,281

	1,784,827	1,179,229	884,847	2,281

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

8. Investments in Subsidiaries (Continued)

On March 28, 2007, the Company, through its subsidiary GTI S.A., announced the acquisition of 100% of the shares of VRG Linhas Aéreas S.A. (VRG) for R$ 568,263, of which R$ 200,412 were paid in local currency and R$ 367,851 were paid through the issue of preferred shares by the Company. The Company assumed control of the operations of VRG on April 9, 2007. As part of the acquisition, the subsidiary GTI S.A. assumed the obligations resulting from the Public Notice in connection with the auction for the judicial sale of the Varig Production Unit (UPV) that took place on July 20, 2006 at the 1st Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, resulting in the creation of VRG. The net assets acquired, reflecting the accounting adjustments in the VRG opening balance sheet was represented by a capital deficiency of R$ 507,828.

The goodwill determined considering adjustments to net assets acquired amounted to R$ 883,296, excluding capitalizable credits amounting to R$ 192,795. The goodwill is based on expected future profits supported by technical studies of independent specialists taking into account economic and financial assumptions and will be amortized in proportion to expected benefits.

The December 31, 2007 condensed balance sheet and the condensed statement of income for the period from April 9, 2007 to December 31, 2007 of subsidiary VRG Linhas Aéreas S.A. are presented below:

Condensed Balance Sheet
Assets		Liabilities
Current assets	733,484	Current liabilities	499,137
Non-current assets	425,568	Non-current liabilities	1,019,543

		Total liabilities	1,518,680
		Shareholders’ equity (capital deficiency)	(359,628)

Total assets	1,159,052	Total liabilities and shareholders’s equity (capital deficiency)	1,159,052

Condensed Statement of Income

Gross operating revenue	595,915
Income taxes and social contributions	(12,273)

Net operating revenue	583,642
Cost of services rendered	(826,922)

Gross loss	(243,280)
Operating expenses	(10,282)

Operating loss	(253,562)
Deferred income tax and social contribution	300,578

Net income for the period	47,016

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

8. Investments in Subsidiaries (Continued)

As a result of the purchase price adjustment clause, the price paid and, consequently, goodwill, could be reduced by an arbitrage proceeding involving around R$153,000, when the adjustment is defined and agreement performed on a joint basis with sellers.

Changes in investments for years ended December 31, 2007 and 2006 are presented below:

	Gol
	Transportes	GAC			Total
	Aéreos S.A.	Inc.	Gol Finance	GTI	Investments

Balances at December 31, 2005	685,699	-	352,978	-	1,038,677
Equity pickup	475,342	75,557	(14,584)	-	536,315
Unrealized hedge results	(10,733)	-	-	-	(10,733)
Interim dividends	(310,202)	-	-	-	(310,202)
Interest on shareholders’ equity	(139,414)	-	-	-	(139,414)
Capital increase	-	-	64,586	-	64,586
Assets transfer	-	402,980	(402,980)	-	-

Balance at December 31, 2006	700,692	478,537	-	-	1,179,229
Equity pickup	183,255	4,939	(7,833)	46,772	227,133
Unrealized hedge results	7,084	-	-	(263)	6,821
Dividends	(173,716)	-	-	-	(173,716)
Capital increase	-	-	-	569,148	569,148
Exchange rate variation on
investments overseas	484	(32,105)	933	-	(30,688)
Reclassification of capital deficiency	-	-	6,900	-	6,900

Balance at December 31, 2007	717,799	451,371	-	615,657	1,784,827

Significant information about direct and indirect subsidiaries as of December 31, 2007, is summarized below:

				Share-
	Total owned	Interest	Paid-up	holders'	Net income (loss) of
Subsidiaries	shares	%	Capital	Equity	subsidiaries

Direct
Gol Transportes Aéreos S.A.	451,072,648	100	526,489	717,799	138,586
GTI S.A.	799,999	100	169,148	615,657	46,772
Gol Finance	1	100	-	(7,833)	(5,008)
GAC Inc.	1	100	-	451,371	4,939

Indirect
VRG Linhas Aéreas S.A.	1,015,450,268	100	307,395	(359,628)	47,016
SKY Finance	1	100	-	(7,372)	(7,372)

Credits and transactions between the parent company and its subsidiaries are detailed in Note 16. Subsidiaries do not have shares traded on the stock market.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

8. Investments in Subsidiaries (Continued)

As part of VRG acquisition process, on April 9, 2007, the Company contributed capital in the subsidiary GTI S.A in the amount of R$ 507,000, of which R$ 107,000 in local currency and R$ 400,000 in shares issued by the Company and destined to capital reserve.

SKY Finance was organized under the laws of Cayman Islands, and it is engaged in the raising of funds to finance aircraft acquisition, together with its parent company GAC Inc.

9. Property, Plant and Equipment

	2007				2006

	Annual
	depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare parts kits	20%	423,890	(158,077)	265,813	150,333
Spare engines	20%	98,703	-	98,703	69,441
Aircraft reconfiguration	5%	76.080	(33.999)	42.081	26,664
Aircraft and safety equipment	20%	1,234	(362)	872	760
Tools	10%	9,111	(1,217)	7,894	4,330

		609.018	(193.655)	415.363	251,528
Property, plant and equipment in
service
Software licenses	20%	47,480	(16,295)	31,185	15,103
Vehicles	20%	6,241	(2,295)	3,946	2,084
Machinery and equipment	10%	14,941	(2,478)	12,463	10,217
Furniture and fixtures	10%	12,014	(2,612)	9,402	7,252
Computers and peripherals	20%	20,330	(7,852)	12,478	8,728
Communication equipment	10%	1,713	(501)	1,212	1,144
Facilities	10%	3,839	(762)	3,077	2,678
Maintenance Center (Confins)	7,65%	36,893	(3,271)	33,622	34,851
Leasehold improvements	20%	4,985	(3,121)	1,864	1,641
Construction in progress	-	31.273	-	31.273	23,256

		179.709	(39.187)	140.522	106,954

		788.727	(232.842)	555.885	358,482

Advances for aircraft acquisition	-	695,538	-	695,538	436,911

		1,484,265	(232,842)	1,251,423	795,393

Advances for aircraft acquisition, net of returns, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 63 Boeing 737-800 Next Generation (76 aircraft in 2006), as further explained in Note 21, amounting to R$695,538 and other payments related to future aircraft acquisitions including capitalized interest of R$ 18,721 (R$ 33,068 in 2006).

According to Note 11, as of December 31, 2007, R$ 310,000 related to advances for aircraft acquisition are related to loan agreement guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

9. Property, Plant and Equipment (Continued)

During 2007, the Company conducted sale-leaseback transactions of 5 Boeing 737-800 Next Generation aircraft which resulted in the loss of R$ 34,354, fully recognized in non-operating results.

10. Deferred Charges

	Consolidated

		12.31.2007		12.31.2006

	Cost	Accumulated	Net value	Net value
		Amortization

Pre-operating expenses	15,337	(8,720)	6,617	9,544
Expansion and modernization projects	31,976	(14,168)	17,808	3,671
Others	37	-	37	37

	47,350	(22,888)	24,462	13,252

11. Loans and Financing

	Average effective
	interest rate
	per annum		Consolidated

Current:	2007	2006	2007	2006

Local Currency
Working capital	10.77%	15.50%	496,788	127,524
BNDES Loan	9.15%	9.60%	14,962	9,648
BDMG Loan	9.45%	-	72	-
Interest			3,731	780

			515,553	137,952
Foreign Currency
PDP loan for acquisition of aircraft	6.73%	-	169,173	-
Bank Loans	5.21%	5.39%	106,278	-
IFC Loan	7.26%	7.03%	17,800	2,736
Interest			15,328	-

			308,579	2,736

			824,132	140,688

Long term:
Local Currency
BDMG Loan	9.45%	-	14,243	-
BNDES Loan	9.15%	9.60%	50,813	54,626

			65,056	54,626

Foreign Currency
PDP loan for acquisition of aircraft	6.73%	-	174,439	-
Bank Loans	5.21%	5.39%	-	128,303
IFC Loan	7.26%	7.03%	73,804	107,150

Senior notes	7.50%	-	398,543	-
Perpetual notes	8.75%	8.75%	354,260	436,902

			1,001,046	672,355

			1,066,102	726,981

			1,890,234	867,669

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

11. Loans and Financings (Continued)

Long-term loan and financings maturities, considering the 12-month period from January 1 to December 31 of each year are as follows:

					After
	2009	2010	2011	2012	2012	Total

Local currency:
BDMG Loan	2,848	2,848	2,849	2,849	2,849	14,243
BNDES Loan	14,181	14,181	14,181	8,270	-	50,813

Foreign currency:
PDP Loan for the acquisition of aircraft	174,439	-	-	-	-	174,439
Bank Loans
IFC Loan	14,760	14,761	14,761	14,761	14,761	73,804
Senior notes	-	-	-	-	398,543	398,543

	206,228	31,790	31,791	25,880	416,153	711,842

Perpetual notes						354,260

Total						1,066,102

Working Capital

At December 31, 2007, the Company maintains five short-term credit lines with three financial institutions that allow borrowings of up to R$ 577,000 (R$ 332,000 at December 31, 2006). The average financing term is 56 days with interest of 103% p.a. to 104% p.a. of Interbank Deposit Certificate (CDI). At December 31, 2007, outstanding borrowings under these facilities amounted to R$ 496,788 (R$ 127,524 at December 31, 2006).

Bank Loans

In April 2007, the Company, through its subsidiary GAC Inc., obtained a loan from Credit Suisse in foreign currency with a limit of US$ 60 million corresponding to R$ 126,930 at the date of the agreement, guaranteed by promissory notes. The term of the loan is 2 years and 8 months, and it accrues annual interest at the rate of 3-month Libor (5.36% p.a.). At December 31, 2007, the loan principal amount repayable is R$106,278 (R$ 128,303 at December 31, 2006).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

11. Loans and Financings (Continued)

Other Loans and Financings

On May 29, 2006, GOL signed a long-term borrowing agreement for R$ 75.700 with BNDES (Brazilian Development Bank). The approved BNDES credit line was used to finance a major portion of the expansion of Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, for the acquisition of national equipment and materials. The loan has a term of five years with interest calculated based on TJLP plus 2.65% p.a. and is guaranteed by accounts receivable from travel agencies administrators in the amount of R$17,930. The principal amount is amortized monthly in equal installments of R$1,182, with a grace period of 12 months. At December 31, 2007, a balance of R$65,775 (R$ 54,626 at December 31, 2006) is outstanding under this arrangement.

On June 29, 2006, GOL signed a long-term borrowing agreement amounting to US$ 50 million thousand corresponding to R$ 108,000 at the date of the loan raising with the International Finance Corporation (IFC). The amount raised with the International Finance Corporation (IFC) has been used to acquire spare parts and working capital. The loan has a term of six years with interest calculated based on LIBOR plus 1.875% p.a. and is guaranteed by spare parts and equipment at market value at a minimum amount equivalent to 1.25 times the outstanding amount. The principal amount has been amortized semi-annually in equal amounts of R$ 7,380, with a grace period of 18 months. At December 31, 2007, outstanding balance amounted to R$91,604 (R$107,150 at December 31, 2006).

On July 4, 2007, GOL entered into a long-term loan agreement for R$ 14,000 with BDMG (Minas Gerais Development Bank), which has been used to partially finance investments and operating expenses of Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with interest calculated based on IPCA plus 6% p.a. and is guaranteed by receivables from travel agencies in the amount of R$ 3,332. The principal amount has been amortized monthly in equal installments of R$ 237, with a grace period of 18 months. At December 31, 2007, there was a balance of R$14,315 outstanding under this facility.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

11. Loans and Financing (Continued)

Other Financings (Continued)

On October 15, 2007, subsidiary SKY Finance contracted a loan denominated in U.S. Dollars with eight international banks led by Calyon and the Citigroup in the amount of US$ 310 million corresponding to R$ 560,418 based on the exchange rate at the date of the loan raising, whose corresponding funds will be used for the payment of pre-delivery deposits of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. On October 15, 2007, there was a disbursement of R$ 273,592 for payment of obligations with Boeing (corresponding to US$ 151 million at the date of the disbursement) and the remaining is available for use on future scheduled disbursement dates. The loan has a term of 1.6 year with interest based on the LIBOR rate plus 0.5% p.a. and is guaranteed by the purchase contract of the 21 aircraft and by GOL. At December 31, 2007, there was R$343,612 outstanding under this facility.

Senior Notes

On March 22, 2007, subsidiary Gol Finance, issued senior notes denominated in U.S. Dollars in the amount of US$ 225 million corresponding to R$ 463,545 at the date of the issuance guaranteed by the Company and GOL. The Company will use the proceeds to finance the acquisition of aircraft, supplementing its own funds and the bank finance obtained and guaranteed by the U.S. Exim Bank. The senior notes mature in 2017, and bear interest at the rate of 7.50% p.a., and are considered as senior unsecured obligations of the Company and GOL. At December 31, 2007, there was a balance of R$ 398,543 outstanding under this facility.

The fair value of senior notes at December 31, 2007, reflecting the frequent market price fluctuations of such instrument is R$ 363,421 corresponding to US$ 205.2 million based on the exchange rate prevailing at the date of the fiscal year closing.

Perpetual Notes

On April 5, 2006, the Company, through its subsidiary Gol Finance, issued perpetual notes denominated in U.S. Dollars in the amount of US$ 200 million corresponding to R$ 426,880 on the date of the issuance and guaranteed by the Company and GOL. The Company will use relevant proceeds to finance the acquisition of aircraft, supplementing its own funds and bank finances obtained and guaranteed by the U.S. Exim Bank. The perpetual notes have no established final maturity date and are redeemable at their face value after five years of their issuance. At December 31, 2007, there was a balance of R$ 354,260 (R$ 436,902 at December 31, 2006) outstanding under this facility.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

11. Loans and Financing (Continued)

Perpetual Notes (Continued)

The fair value of perpetual notes at December 31, 2007, reflecting the frequent market price fluctuations of such instrument is R$ 336,658, corresponding to US$ 190.1 million, based on the exchange rate prevailing at the date of the fiscal year closing.

Financial Covenants

At December 31, 2007, the Company was not in compliance with two financial covenants established in its loan contracts with the IFC and the BNDES totaling R$157,379. The Company obtained from lenders the specific consent to maintain debt liquidity ratios higher than those established in each of the agreements that permit the maintenance of R$ 124,617 as long-term. At December 31, 2006, the Company was in compliance with all financial covenants established in loan agreements.

12. Air traffic Liability

At December 31, 2007, the balance of air traffic liability of R$ 472,860 (R$ 335,268 at December 31, 2006) is represented by 2,211,591 (1,417,436 at December 31, 2006) of tickets sold and not yet used with 70 days of average term of use.

13. Mileage Program

At December 31, 2007, the Smiles mileage program carried 3,376,584 one-way tickets earned but not redeemed by its participants.

The changes in obligations balance of the mileage program, considering the accumulated miles number, are demonstrated as follows:

Beginning balances at April 09, 2007	70,891

Accumulated and granted miles	61,033
Reedemed and used or expired miles	(81,844)

Balances at December 31, 2007	50,080

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

13. Mileage Program (Continued)

The issue of awards consists in used miles for exchange into tickets or for class change on the VRG flights according to the program statute. The miles earned by participants are valid for three years, starting from the month of the redemption, while the tickets issued using miles are valid for one year.

14. Provision for Contingencies

At December 31, 2007, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, being 915 administrative proceedings, 6,373 civil proceedings and 1,796 labor claims, of which, 828 administrative proceedings, 5,946 civil proceedings and 289 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession by VRG of the former Varig.

The provisions recorded for civil and labor contingencies and its respective judicial deposits are demonstrated as follow:

	Consolidated

	2007			2006

		(-) Judicial
	Provision	deposits	Net value	Net value

Labor	22,133	(9,364)	12,769	(298)
Civil	9,942	(69)	9,873	4,936

	32,075	(9,433)	22,642	4,638

The changes in provision for contingencies are as follows:

	Contingencies

	Labor	Civil	Total

Balances at December 31, 2006	772	4,943	5,715
Recording of Provisions	21,361	4,999	26,360

Balances at December 31, 2007	22,133	9,942	32,075

The provisions are recorded for possible losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

14. Provision for Contingencies (Continued)

The Company is challenging in court the VAT (ICMS) levy on aircraft and engine imports under operating lease without purchase option in transactions carried out with lessors headquartered in foreign countries. The Company’s Management understands that these transactions represent simple lease in view of the contractual obligation to return the asset subject matter of the contract, which will never be considered as Company’s asset. Given that there is no circulation of goods, relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$173,887 at December 31, 2007 (R$ 45,248 at December 31, 2006) monetarily adjusted and not including charges on arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits. The accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require setting up of a provision for losses in these circumstances.

Although the results of those proceedings cannot be estimated, the final judgment of those actions will not have a relevant side effect on the Company’s financial position, operating income and cash flow, according to Management’s opinion supported by its outside legal advisors.

15. Other Obligations – Non-current

At December 31, 2007, the Company and its subsidiaries have legal obligations related to taxes under discussion in the amount of R$ 30,768 (R$ 22,423 at December 31, 2006) classified in non-current as other obligations.

The Company is challenging in court several aspects regarding the assessment and calculation basis for PIS and COFINS on its operations that are recorded as long-term tax obligations. In one of the legal proceedings the Company challenges the incidence of mandatory contributions named "PIS/COFINS-Import", based on the unconstitutionality of the extension of the tax base. The other significant proceeding addresses the Company’s right to suspend the incidence of PIS and COFINS contributions on air cargo transportation based on the non-cumulative system.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

16. Transactions With Related Parties

GOL maintains operating agreements with related companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related companies, in the amount of R$ 482 (R$127 in 2006) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income in 2007 is R$ 19,526 (R$ 4,152 in 2006).

The Company has entered into intercompany loan agreements with its subsidiaries. At December 31, 2007 balances receivable from subsidiaries GAC Inc. in the amount of R$ 30,290, R$ 60,252 from VRG Linhas Aéreas S.A. and R$ 290 from GTI S.A. related to intercompany loans without any established charges, endorsements or guarantees, are classified as non-current asset and R$ 7,926 is payable to Gol Transportes Aéreos S.A..

17. Shareholders’ Equity

a) Capital stock

At December 31, 2007, the capital stock is represented by 202,300,255 shares, of which 107,590,792 common shares and 94,709,463 preferred shares. Equity interest at the Company is as follows:

	2007			2006
	Common	Preferred	Total	Common	Preferred	Total
ASAS Fund	100.00%	37.84%	70.90%	100.00%	35.79%	71.00%
Others	-	2.74%	1.28%	-	3.04%	1.37%
Market	-	59.42%	27.82%	-	61.17%	27.63%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

17. Shareholders’ Equity

a) Capital stock (Continued)

The authorized capital at December 31, 2007 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase capital, regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, when these are placed through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided by the law. Issue of founders’ shares is prohibited under the terms of the Company’s Bylaws.

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, being assured of dividends at least equal to those attributed to common shares.

On April 9 and 10, 2007, the Company’s Board of Directors approved a capital increase amounting up to R$ 518,100 by means of the issuance of 8,519,979 preferred shares in connection with the buy and sell agreement of the controlling interest in VRG.

On June 14, 2007, the Company increased its capital through the issue of 6,082,220 preferred shares, of which 6,049,185, amounting to R$ 367,851, were used to increase capital in the subsidiary GTI S.A., through constitution of a capital reserve and later transferred to third parties in connection with the buy and sell agreement of the controlling interest in VRG Linhas Aéreas S.A.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at December 31, 2007, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 43.76 and US$ 24.82 on the New York Stock Exchange – NYSE. The net asset value per share at December 31, 2007 was R$ 11.92 (R$ 10.54 at December 31, 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

17. Shareholders’ Equity (Continued)

b) Capital reserves

i. Special goodwill reserve of subsidiary

The subsidiary Gol Transportes Aéreos S.A. recorded a special goodwill reserve in the amount of R$ 29,187, corresponding to the value of the tax benefit resulting from the goodwill amortization determined by BSSF II Holdings Ltda. and absorbed on the merger of that company. The special goodwill reserve may be capitalized at the end of each fiscal year, once the tax benefit has been realized by means of an effective decrease in the taxes paid by the subsidiary. The tax realization of this credit would benefit without distinction all the Company’s shareholders on its realization dates. The tax benefit realized was R$ 5,838 (R$5,838 in 2006) and the accumulated realized benefit at December 31, 2007 is R$ 21,404 (R$ 15,566 in 2006).

ii. Goodwill in the granting of shares

The goodwill reserve was determined based on the granting of shares as a result of the appreciation of the net assets received in relation to the value contributed as capital increase and indistinctively benefits all the shareholders.

c) Revenue reserves

i. Legal Reserve

It is constituted by means of the appropriation of 5% of the net income for the year, according to the article 193 of Law No. 6,404/76.

ii. Reinvestments

The reinvestment reserve aims at meeting the investments estimated in the capital budget of the Company.

The remaining net profit portion for the 2006 fiscal year after the constitution of legal reserve reduced from dividends and interest on shareholders’ equity, in the amount of R$ 469,103, was allocated to reinvestment according to the capital budget approved by the Board of Directors and by the shareholders’ approval at the Extraordinary General Meeting held on April 27, 2007.

In 2007 a portion of reinvestment reserve in the amount of R$ 47,674 was reversed against retained earnings to fulfill the dividends proposal of the 2007 year, subject to the shareholders’ approval at the Extraordinary General Meeting to be held in the current year, within the settled term by Company’s’ current Bylaws.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

17. Shareholders’ Equity (Continued)

d) Dividends and Interest on Shareholders’ Equity

In accordance with the Company’s articles of incorporation, shareholders are entitled to minimum mandatory dividends of 25% of the net income for the period adjusted under the terms of article 202 of the Corporation Law.

The Board of Directors approved a Dividend Policy for 2007 whereby, without prejudice to the Company’s’ articles of incorporation, the quarterly interim distribution of dividends in the fixed amount of R$ 0.35 (thirty five cents of reais), per quarter, per common and preferred share of the Company, according to Law No. 9249 of December 26, 1995, was made. Based on this proposal, the Company distributed interim dividends in the amount of R$ 302,775, of which R$ 144,592 in the form of interest on shareholders’ equity and R$ 158,183 as dividends. The interim dividends exceeded the minimum mandatory dividends, as demonstrated below:

	2007	2006

Net income for the year	268,527	684,472
Legal reserve	(13,426)	(34,224)

Base profit for the determination of the minimum
mandatory dividends	255,101	650,248

Minimum mandatory dividends, equivalent (25%)	63,775	162,562

Proposed dividends and interest on shareholders’ equity
Interest on shareholders’ equity - R$ 71.47 per lot
of 100 shares (R$ 59.05 in 2006)	144,592	115,851
Proposed dividends - R$ 78.19 per lot
of 100 shares (R$ 117.41 in 2006)	158,183	57,257

	302,775	173,108
Withholding income tax (IRRF) on interest on shareholders’
equity	(5,530)	(8,036)

	297,245	181,144

The proposal of the Management for distribution of dividends related to the year ended December 31, 2007 is in accordance with statutorily guaranteed rights, and will be submitted by the Company’s Management for approval at the Extraordinary General Meeting to be held within the term established by the prevailing Corporation Law.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

17. Shareholders’ Equity (Continued)

d) Dividends and Interest on Shareholders’ Equity (Continued)

The interest on shareholders’ equity was attributed to dividends for the year, as provided for by the Company’s articles of incorporation. Such interest was accounted for in operating income (loss), as required by tax laws, and was reversed against retained earnings, resulting in an income and social contribution tax credit in the amount of R$ 49,161 at December 31, 2007 (R$ 39,389 at December 31, 2006).

18. Segment Revenue Information

The Company operates domestic and international flights. The geographic information for gross revenues, presented below, was calculated based on the passenger and cargo revenues based at the place of origin of their transportation.

	2007	%	2006	%

Domestic	4,718,659	91.5	3,710,795	93.9
International	439,767	8.5	241,063	6.1

	5,158,426	100.0	3,951,858	100.0

19. Costs of Services Rendered, Sales and Administrative Expenses

	Consolidated

	2007					2006

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	693,380	-	101,060	794,440	15,8	410,820	12.9
Aircraft fuel	1,898,840	-	-	1,898,840	37,8	1,227,001	38.4
Aircraft leasing	558,625	-	-	558,625	11,1	318,192	10.0
Sales and marketing	-	367,866	-	367,866	7,3	414,597	13.0
Aircraft and traffic servicing	216,929	-	131,803	348,732	6,9	199,431	6.2
Maintenance materials and
repair	318,917	-	-	318,917	6,3	146,505	4.6
Landing fees	273,655	-	-	273,655	5,4	157,695	4.9
Depreciation and amortization	92,188	-	9,553	101,741	2,0	58,252	1.8
Other operating expenses	350,937	-	13,733	364,670	7,3	260,582	8.2

	4,403,438	367,866	256,182	5,027,486	100,0	3,193,075	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

19. Costs of Services Rendered, Sales and Administrative Expenses (Continued)

In 2007, aircraft fuel expenses include R$ 33,167 (R$ 2,464 in 2006) of gains arising from results on the transactions with derivative financial instruments represented by fuel hedge contract results expired in the year and measured as effective to hedge the expenses against fuel price fluctuations.

The management’s compensation totaled R$ 6,584 in 2007 (R$ 3,022 in 2006).

20. Net Financial Income

	Parent Company		Consolidated

	2007	2006	2007	2006

Financial Expenses:
Interest on loans	(2)	-	(162,715)	(64,786)
Foreign exchange variations on liabilities	(131,103)	(8,781)	(92,876)	(28,972)
Losses on financial funds	-	-	(7,348)	-
Losses on financial instruments	1,408	-	(51,724)	(13,085)
CPMF tax	(1,874)	(2,158)	(15,045)	(13,922)
Monetary variations on liabilities	-	-	(5,035)	(4,901)
Other	(250)	(302)	(72,672)	(7,012)

	(131,821)	(11,241)	(407,415)	(132,678)

Financial income:
Interest and gains on financial investments	51	389	94,667	42,568
Foreign exchange variations on assets	84,321	12,607	152,649	25,916
Gains on financial instruments	42,782	57,012	193,615	131,786
Capitalized interest	-	-	22,156	16,733
Interest on shareholders’ equity	44,669	-	-	-
Monetary variations on assets	1,547	743	6,299	5,431
Financial bonus with serviced guarantee	-	167,450	-	167,450
Other	7,808	-	44,227	9,492

	136,509	238,201	513,613	399,376

Net financial income	4,688	226,960	106,198	266,698

21. Commitments

The Company and its subsidiaries lease operating aircraft and engines and rent airport terminals, other airport facilities, offices and other equipment. At December 31, 2007, the Company and its subsidiaries maintained operational lease agreements of 109 aircraft, being 78 from GOL and 31 from VRG (65 aircraft from GOL in 2006), with expiration dates from 2008 to 2019.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

21. Commitments (Continued)

The Company has a purchase contract with Boeing for the acquisition of Boeing 737-800 Next Generation aircraft. At December 31, 2007, there were 102 firm orders and 64 purchase options. The firm orders have an approximate value of R$8,155,237 (corresponding to approximately US$ 4.6 billions) based on the aircraft list price, including estimated amounts for contractual price escalations during the phase of the aircraft construction. The Company has been making initial payments arising from the construction phase for aircraft acquisitions using own proceeds from initial share offerings, loans and supplier financing. The commitments arising from the aircraft acquisition include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 69,757 (US$39.4 million) for aircraft leasing contracts guarantee and R$ 205,573 (US$116 million) for obligations related to maintenance of leased assets.

The following table provides the current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of December 31, 2007:

						After
	2008	2009	2010	2011	2012	2012	Total

Operating lease
commitments	588,987	523,973	447,149	425,271	358,030	920,584	3,263,994
Pre-delivery
deposits	145,128	161,479	141,191	65,472	1,529	-	514,799
Aircraft purchase
commitments	1,435,924	1,874,464	2,048,875	1,578,907	1,217,067	-	8,155,237

Total	2,170,039	2,559,916	2,637,215	2,069,650	1,576,626	920,584	11,934,030

22. Employees

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company, its business units and individual performance goals. At December 31, 2007, the provision made based on Management’s expectations and estimates is R$44,883 (R$ 22,867 in 2006).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

22. Employees (Continued)

At December 20, 2007, the Board of Directors, within the scope of its functions and in conformity with the Company’s Stock Option Plan for 2008, approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share to be exercised in 2008 (113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share at December 31, 2006).

The stock option transactions are summarized below:

	Stock	Weighted average
	options	price exercised

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04

Outstanding at December 31, 2006	187,234	40.65
Granted	113,379	65.85
Exercised	(11,569)	34,49
Forfeited	(12,135)	50.52

Outstanding at December 31, 2007	276,909	50.79

Quantity of options to be exercised at December 31, 2006	17,484	33.06
Quantity of options to be exercised at December 31, 2007	91,350	44.92

The weighted average fair value of the outstanding stock options is R$ 25.59 at December 31, 2007 (R$ 27.20 at December 31, 2006) and was estimated based on the Black-Scholes stock option pricing model, assuming a 2.60 % dividend payment, an estimated volatility of 49.88%, a weighted average risk free rate of 11.25 % and average maturity of 3.13 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of 2007 would have been R$ 1,562 lower (R$ 3,239 in 2006).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

22. Employees (Continued)

The exercise price range and the remaining weighted average maturity of the outstanding options, as well as the exercise price range for the options to be exercised at December 31, 2007 are summarized below:

Outstanding Options				Options to be exercised

	Quantity of	Remaining		Quantity of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
range	12.31.2007	maturity	exercise price	at 12.31.2007	exercise price

33.06	74,463	2.00	33.06	39,496	33.06
47.30	93,130	3.00	47.30	33,241	47.30
65.85	109,316	4.00	65.85	18,613	65.85

33.06 - 65.85	276,909	3.13	50.79	91,350	44.92

23. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, since its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary GOL are shareholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

a) Fuel price risk

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in 2007 and 2006 represented approximately 37.8% and 38.4% of the Company’s operating, selling and administrative expenses, respectively. To manage these risks, the Company periodically uses futures contracts, swaps and oil and oil-products options to manage those risks. The subject matter of fuel hedge is fuel operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which make oil derivatives effective in hedging oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company’s derivatives contracts, at December 31, 2007 and 2006, are summarized as follows (in thousands, except when indicated):

	2007	2006

At December 31:
Fair value of derivative financial instruments at year end	R$ 23,302	R$ (4,573)
Average term (months)	2	3
Hedged volume (barrels)	1,388,000	1,804,000

Year ended December 31:
Gains (losses) with hedge effectiveness recognized as aircraft fuel expenses	R$ 33,167	R$ (8,665)
Gains (losses) on hedge ineffectiveness recognized as financial expenses	R$ (12,182)	R$ (1,125)
Current percentage of hedged consumption (during the year)	56%	77%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

The Company utilizes derivative financial instruments for short and long-term time frames and holds positions for future months. At December 31, 2007 the Company has a combination of purchased call options, collar structures, and swap agreements in place to hedge approximately 29% and 7% of its aircraft fuel requirements for the first and second quarters of 2008, respectively, at average oil equivalent prices of approximately US$ 85.13 and US$ 62.88 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes in fair market value of effective hedges accounted for in shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized in the statement of income adjusting aircraft fuel expenses. The Company is exposed to the risk that periodic changes in the fair value of derivative instruments contracted will not be effective to offset fuel price variations, or that unrealized gains or losses of derivative instruments contracted will no longer qualify to remain under shareholders’ equity. As derivative financial instruments become ineffective, the agreements are recognized in the statement of income for the period.

Ineffectiveness is inherent in hedging fuel with derivative instruments based on other oil related commodities, especially given the recent volatility in the prices of refined oil products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the statement of income for the period in which the change occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

At December 31, 2007, the Company recognized R$ 33,167 (US$ 18,725 thousand) of gains in fuel expenses, net, related to the effectiveness of terminated hedge contracts and R$ 12,182 (US$ 6,877 thousand) of net gains in financial expenses, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. At December 31, 2007 there was an unrealized fuel hedge gain of R$5,051 (R$ 3,018 in 2006) referring to the effective portion of the contracted hedges for future periods recorded in shareholders’ equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: fuel price
Exchange market
Purchased futures contracts

	1Q08	2Q08	Total

Nominal volume in barrels (thousands)	1,148	240	1,388
Nominal volume in liters (thousands)	181,384	37,920	219,304

Future agreed rate per barrel (USD)*	85.13	62.88	77.15

Total in Reais **	173,108	26,729	189,681

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 12/31/2007 was R$ 1.7713/ US$ 1.00 (R$ 2.1380/ US$ 1.00 at 12/31/2006)

b) Exchange rate risk

At December 31, 2007 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and funding instruments to finance acquisition operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

The Company’s foreign exchange exposure at December 31, 2007 and 2006 is set forth below:

	Consolidated

	2007	2006

Assets
Cash, cash equivalents and financial investments	1,170,526	788,136
Accounts receivable from lease companies	149,729	203,401
Deposits for aircraft leasing contracts	14,218	69,630
IATA deposits (Compensation chamber)	22,006	-
Prepaid leasing expenses	31,928	20,223
Other	55,032	15,405

	1,443,439	1,096,795
Liabilities
Foreign suppliers	42,334	25,249
Operating leases payable	17,169	18,270
Insurance premium payable	44,150	44,897

	103,653	88,416

Foreign exchange exposure in R$	1,339,786	1,008,379
Total foreign exchange exposure in US$	756,386	471,646

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating
lease agreements	3,263,994	1,948,607
Future obligations in US$ arising from firm orders
for aircraft purchase	8,155,237	11,549,004

	11,419,231	13,497,611
Total foreign exchange exposure in R$	12,759,017	14,505,990

Total foreign exchange exposure in US$	7,203,194	6,784,841

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with U.S. Dollar futures contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expense accounts that are the subject matter of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation, thus providing short-term hedge against foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period in which the estimated expenses which are the subject matter of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Income or Expenses until the period the hedged item is recognized in the statement of income, when they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial income or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow method; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted for and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	2007	2006

At December 31:
Fair value of financial derivative instruments at year end	R$1,049	R$(275)
Longest remaining term (months)	3	2
Hedged volume	202,250	180,127

Year ended December 31:
Hedge effectiveness losses recognized in operating expenses	R$(14,935)	R$(2,868)
Hedge ineffectiveness losses recognized in financial expenses	R$(12,280)	R$(1,269)
Percentage of expenses hedged during the year	47%	51%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

At December 31, 2007, the unrealized losses of exchange rate hedge transactions measured as effective and recorded in shareholders’ equity totaled R$ 872 (R$1,275 of gains in 2006).

Market risk factor: Exchange rate
Exchange market
Purchased futures contracts

1Q08

Nominal value in dollars	146,250
Futures contracted rate	1.95

Total in Reais	285,188

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company management believes that the risk of not receiving the owed amounts by its counterparties in the derivative operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. At December 31, 2007, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. At December 31, 2007, the Company recognized R$ 2,630 (US$1,485 thousand) of net losses in financial income. The market value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedge.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

23. Derivative Financial Instruments (Continued)

d) Interest rate risk (Continued)

The Company’s results are also affected by changes in the interest rates prevailing in Brazil, incident on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of derivative financial instruments contracted in Brazil, market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures contracts of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself against domestic interest rate impacts on the prefixed portion of its investments. At December 31, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 71,400 (R$68,500 in 2006) with periods of up to 22 months, with a fair market value of R$(6) (R$ (24) in 2006), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

e) Derivatives contracts used in cash management

The Company utilizes derivative financial instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered with the CETIP (Clearing House for Private Sector Securities) with the objective of investing cash at fixed rates. At December 31, 2007, the total amount invested in boxes was R$ 66,845 with average term of 225 days. The Company utilizes swap contracts with first-tier banks to change the remuneration of part of its short-term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in U.S. Dollar denominated securities are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. At December 31, 2007, the notional amount of fixed-rate swaps to CDI was R$ 61,200 with a market value of R$ 379; and the notional amount of currency swaps was R$ 132,848 with a market value or R$ 28,089. The changes in fair value of these swaps are reflected in the statement of income in the period in which the change occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

24. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. At December 31, 2007 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	6,064,211	3,423,593
Civil Liability per occurrence/aircraft	3,099,775	1,750,000
Warranty – Hull/War	6,064,211	3,423,593
Inventories	380.930	215.000

By means of Law No. 10744, dated October 09, 2003, the Brazilian government undertook to supplement possible civil liability expenses before third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL and VRG may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion U.S. dollars.

On September 29, 2007, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with an ExcelAir aircraft. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

25. Consolidated Quarterly Financial Information (Not audited)

The quarterly results including the fourth quarter are sumarized as follows:

	First	Second	Third	Fourth
2007	quarter	quarter	quarter	quarter

Net operating revenue	1,041,272	1,150,966	1,285,011	1.490.013
Operating income (loss)	88,423	(121,628)	(3,459)	82.638
Net income (loss) for the period	91,578	157,074	49,416	(29.541)
Earnings (Loss) per share in R$	0.47	0.78	0.24	(0,15)

	First	Second	Third	Fourth
2006	quarter	quarter	quarter	quarter

Net operating revenue	863,016	844,028	1,082,971	1,012,002
Operating income	184,282	115,895	234,997	216,579
Net income for the period	160,678	98,169	232,232	193,393
Earnings per share in R$	0.82	0.50	1.18	0.99

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

APPENDIX I – ENVIRONMENTAL AND SOCIAL RELATED INFORMATION STATEMENTS (NOT AUDITED)

		2007	2006

1)	Calculation basis
	Net revenues (NR)	4,967,262	3,802,017
	Operating income (OI)	60,616	751,753
	Gross payroll (GP)	235,299	123,432

		2007			2006

		Amount	% of	% of	Amount	% of	% of
		(R$	GP	NR	(R$	GP	NR
2)	Internal Social Indicators	thousands)			thousands)

	Meal	37,714	16.03	0.76	20,702	16.77	0.54
	Mandatory social charges	177,843	75.58	3.58	84,390	68.37	2.22
	Professional development and qualification	8,303	3.53	0.17	4,652	3.77	0.12
	Private Pension	-	0.00	0.00	-	0.00	0.00
	Employee transportation	10,908	4.64	0.22	4,320	3.50	0.11
	Occupational safety and health	2,143	0.91	0.04	1,570	1.27	0.04
	Profit sharing	44,883	19.07	0.90	44,517	36.07	1.17

	Total Internal Social Indicators	281,794	119.76	5.67	160,151	129.75	4.20

		2007			2006

		Value	% of	% of	Value	% of	% of
3)	External Social Indicators		GP	NR		GP	NR

	Education	231	0.10	0.00	85	0.07	0.00
	Culture	1,720	0.73	0.03	2,577	2.09	0.07
	Sports and leisure	-	0.00	0.00	255	0.21	0.01
	Health and sanitation	2,688	1.14	0.05	533	0.43	0.01
	Taxes (social charges excluded)	296,464	125.99	5.97	448,747	363.56	11.80

	Total External Social Indicators	301,093	127.96	6.05	452,197	366.36	11.89

		2007	2006

4)	Staff Indicators
	Number of employees at the end of the year	15,722	8,840
	Number of employees	15,703	8,828
	Number of outsourced professionals	6,891	3,538
	Number of managers	19	12
	Gross compensation segregated by :
	Employees	497,686	120,746
	Management	6,584	2,686
	Third-parties	121,373	76,388

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

APPENDIX I – ENVIRONMENTAL AND SOCIAL RELATED INFORMATION STATEMENT (NOT AUDITED) (Continued)

		2007	2006

4)	Staff Indicators (Continued)
	Relation between the entity’s highest and the lowest compensation ,
	considering employees and managers (salary)	115	96
	Number of outsourced service providers	65	49
	Number of hirings in the period	6,338	4,019
	Number of layoffs in the period	1,550	635
	Number of interns	86	43
	Number of physically challenged employees	344	299
	Total employees by age:
	Less than 18 years	19	12
	From 18 to 35 years	10,891	6,809
	From 36 to 60 years	4,761	1,999
	Above 60 years	51	20
	Total of employees segregated by education level:
	Illiterate	-	-
	Elementary and Junior-High	269	79
	High-School	12,543	5,626
	Technical School	67	-
	Higher Education	2,763	3,064
	Graduates	80	71
	Number of women working in the Company	8,857	3,487
	Percentage of women in leadership positions	28%	17%
	Number of black people working in the Company	225	147
	Labor claims segregated by:
	Number of claims against the Company	1,796	189
	Number of cases deemed valid	253	75
	Number of cases deemed invalid	36	38
	Total value of indemnifications and fines paid by court order	43	243

	Clients’ interaction data:
	Number of complaints received directly at the entity	349	342
	Number of complaints received through consumer protection and
	defense agencies	912	562
	Number of complaints received through courts	6,204	2,421
	Number of complaints responded to at each level	1,715	738
	Amount of fines and indemnifications to clients, some consumer
	protection and defense agencies or the court	2,603	1,160
	Measures taken by the Company to solve or minimize the causes of the
	complaints	49,818	59,524

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

APPENDIX I – ENVIRONMENTAL AND SOCIAL RELATED INFORMATION STATEMENT (NOT AUDITED) (Continued)

		2007	2006

4)	Staff Indicators (Continued)
Environment
Investments and expenses with maintenance of operating processes to
	improve the environment	171	175
Investments and expenses with the preservation and/or recovery of
	degraded environments	-	-
Amount of environmental,administrative and legal processes against the
	Company	-	-
Value of fines and indemnifications concerning environmental material,
	determined administratively and/or judicially	-	-
	Environmental liabilities and contingencies	-	-

5)	Relevant Indicators regarding the Corporate Citizenship Practice in 2007 and 2006

			2007	2006

	Total number of work injuries		167	110

	The social and environmental projects	( ) officers	( X ) officers and managers	( ) all employees
	developed by the Company were defined by:

	The work environment health and safety	( ) officers	( X ) officers and managers	( ) all employees
	standards were defined by:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of reais)

APPENDIX I – ENVIRONMENTAL AND SOCIAL RELATED INFORMATION STATEMENT (NOT AUDITED) – Continued

5) Relevant Indicators regarding the Corporate Citizenship Practice in 2007 and 2006 (Continued)

The profit sharing comprises:	( ) officers	( ) officers and managers	( X ) all employees

When choosing suppliers, the same ethical,	( ) are not considered	( ) are suggested	( X ) are required
environmental and social responsibility
standards adopted by the Company

Regarding employees’ participation in	( ) has no involvement	( X ) supports and encourages	( ) organizes
volunteering programs, the Company:

Client interaction indicators:	( ) has no involvement	( X ) supports and encourages	( ) organizes

Environment indicators:	( ) has no involvement	( X) supports and encourages	( ) organizes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.